News Release

Sun Life Financial

Sun Life Financial appoints Colm Freyne as Chief Financial Officer

TORONTO (September 24, 2009) – Sun Life Financial Inc. (TSX/NYSE: SLF) announces the appointment of Colm Freyne as Executive Vice-President and Chief Financial Officer. Mr. Freyne is responsible for the Company's worldwide finance, planning, taxation and investor relations activities and is a member of the Sun Life executive team. He has been Sun Life's Acting Chief Financial Officer since July 1, 2009.

Donald A. Stewart, Chief Executive Officer, Sun Life Financial said, "Colm is a well-respected leader with three decades of international financial services experience. He will continue to bring a disciplined approach to Sun Life's financial affairs and a strong focus on maintaining our well-capitalized position."

Mr. Freyne started his career with Coopers & Lybrand (now PricewaterhouseCoopers) in Ireland. He moved to TD Bank Financial Group where he became Chief Accountant in 1998. Mr. Freyne joined Sun Life in 2003 and has managed enterprise functions as Chief Auditor and then Senior Vice-President and Controller.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2009, the Sun Life Financial group of companies had total assets under management of CDN$397 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:
Steve Kee
Assistant Vice-President, Communications
Tel: 416-979-6237
steve.kee@sunlife.com

Investor Relations Contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
investor.relations@sunlife.com